Consent of Independent Accountants

We hereby consent to the inclusion in the Provident Energy Trust 's Annual Report on Form 40-F for the year ended December 31, 2004 of our reports dated March 9, 2005, on the consolidated balance sheets of Provident Energy Trust as at December 31, 2004 and 2003 and the consolidated statements of operations and accumulated loss and cash flows for the years ended December 31, 2004 and December 31, 2003.

We hereby consent to the inclusion in the Provident Energy Trust's Annual Report on Form 40-F for the year ended December 31, 2004 of our report dated March 5, 2004 on the consolidated balance sheets of Olympia Energy Inc. as at December 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended.

Chartered Accountants
Calgary, Alberta
March 9, 2005